FORM 8-K

**CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported): November 12, 2007

MORRIS PUBLISHING GROUP, LLC
(Exact Name of Registrant as Specified in Its Charter)

Georgia
(State or other jurisdiction of incorporation)

333-112246	**58-1445060**
(Commission File Number)	(IRS Employer Identification No.)
725 Broad Street; Augusta, Georgia	**30901**
(Address of Principal Executive Offices)	(Zip Code)

(706) 724-0851
(Registrants' Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐　Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐　Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐　Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐　Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

| Item 2.02. | Results of Operations and Financial Condition. |

On November 12, 2007, Morris Publishing Group, LLC issued a press release announcing its financial results for the three and nine months ended September 30, 2007. A copy of Morris Publishing's press release is furnished as Exhibit 99.1 and is incorporated herein by reference.

| Item 9.01. | Financial Statements and Exhibits. |

(d) Exhibits:

Exhibit No.	Description

| **99.1** | Press Release of Morris Publishing Group, LLC, dated November 12, 2007, reporting Morris Publishing Group's financial results for the three and nine months ended September 30, 2007. (Incorporated by reference). |

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: **November 13, 2007**

MORRIS PUBLISHING GROUP, LLC

By: /s/ Steve K. Stone

Steve K. Stone
Senior Vice President and Chief Financial Officer

Exhibit 99.1



MORRIS PUBLISHING ANNOUNCES
2007 THIRD-QUARTER RESULTS

AUGUSTA, Ga. (Nov. 12, 2007)— Morris Publishing Group, LLC today reported third-quarter operating income of $17.5 million, down $2.9 million, or 14.2%, from $20.4 million for the same period in 2006. Net income for the quarter was $5.0 million, down $1.9 million from $6.9 million last year.

Total operating revenue for the third quarter was $109.5 million, down $7.9 million, or 6.7%, from the same quarter 2006, with total advertising revenue of $88.5 million, down $7.9 million, or 8.2%, circulation revenue of $17.1 million, down $0.2 million, or 1.0%, and other income of $3.9 million, up $0.2 million, or 4.3%, from last year. Retail, national and classified advertising revenue were down 3.9%, 17.1% and 11.8%, respectively.

For the third quarter, total operating expense was $92.1 million, down $5.0 million, or 5.2%. Total labor and employee benefit costs were $43.6 million, down $0.3 million, or 0.6%, newsprint, ink and supplements costs were $10.9 million, down $3.9 million, or 26.3%, and other operating costs, excluding depreciation and amortization, were $33.4 million, up $0.5 million, or 1.4%. Depreciation and amortization expense was $4.2 million, down $1.3 million, or 23.8%.

Commenting on the results, William S. Morris IV, Morris Publishing Group's chief executive officer and president, said, "Our Florida markets continue to be the entire source of our net decline in revenue, with the ongoing real estate slump having adversely affected advertising from builders, employers and retailers dependent on the housing industry.

Excluding the operating costs directly associated with our ten new nondaily publications, our total operating costs excluding newsprint, ink and supplements were down $1.9 million, or 2.3%. This cost savings is a direct result of our aggressive strategy to further align our operating expenses with the existing revenue environment."

For the first nine months of 2007, operating income was $45.9 million, down $17.1 million, or 27.1%, from $63.0 million last year. Total net operating revenue was $330.2 million, down $21.5 million, or 6.1%, and total operating costs were $284.3 million, down 4.4 million, or 1.5%, from last year. Net income for the first nine months of 2007 was $10.7 million, down $11.3 million from $22.0 million last year.

Morris Publishing Group, LLC is a wholly owned subsidiary of Morris Communications Company, LLC, a privately held media company based in Augusta, Ga. Morris Publishing currently owns and operates 27 daily newspapers as well as nondaily newspapers, city magazines, and other free community publications in the Southeast, Midwest, Southwest and Alaska. For more information, visit our Web site, morris.com.

A conference call will be held Monday, November 12, 2007, at 10:00 a.m. Eastern Time. In order to participate, please call 1-888-928-9177 ten (10) minutes prior to the scheduled start. The pass code and leader's name listed below will be required to join the conference call:

LEADER: **MR. STEVE STONE**
PASS CODE: **MORRIS PUBLI**

To access the Audio Replay of this call, all parties can:

1. Go to the URL: https://e-meetings.verizonbusiness.com
2. Choose **Join An Event** under **Participant Join**
3. Enter the conference number and pass code.
4. Enter required information in all **highlighted** fields.
5. Click on the **proceed** button.

PASS CODE: **MORRIS PUBLI**
CONFERENCE NUMBER: **3739699**

Replays of the conference call are available for 30 days after the live event at the URL link.

For further information, please contact:
Craig S. Mitchell
Senior Vice President of Finance
Morris Communications Company, LLC
706-823-3236

Third-quarter results follow:

(Dollars in thousands)	Three months ended September 30,		Nine months ended September 30,	
	2007	2006	2007	2006
NET OPERATING REVENUES:				
Advertising	$ 88,510	$ 96,415	$ 267,273	$ 287,776
Circulation	17,140	17,310	50,941	52,113
Other	3,884	3,723	11,947	11,750
Total net operating revenues	109,534	117,448	330,161	351,639
OPERATING EXPENSES:				
Labor and employee benefits	43,619	43,894	133,813	131,326
Newsprint, ink and supplements	10,912	14,813	35,753	44,502
Other operating costs (excluding depreciation and amortization)	33,358	32,894	100,283	96,921
Depreciation and amortization	4,161	5,459	14,443	15,933
Total operating expenses	92,050	97,060	284,292	288,682
Operating income	17,484	20,388	45,869	62,957
OTHER EXPENSE (INCOME):				
Interest expense, including amortization of debt issuance costs	9,614	9,389	28,370	27,560
Interest income	(1)	(1)	(5)	(69)
Other, net	(78)	(62)	(170)	(119)
Total other expenses, net	9,535	9,326	28,195	27,372
INCOME BEFORE INCOME TAXES	7,949	11,062	17,674	35,585
PROVISION FOR INCOME TAXES	2,988	4,154	6,978	13,619
NET INCOME	$ 4,961	$ 6,908	$ 10,696	$ 21,966